SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

1. Press release re RADVISION Reports Record Results for 2005 Third Quarter dated November 1, 2005.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Reports Record Results for 2005 Third Quarter

Tuesday November 1, 7:00 am ET

Revenues of $19.1 Million and EPS of $0.18 Exceed Forecast

FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 1, 2005--RADVISION (Nasdaq: RVSN - News) today announced that revenues for the third quarter of 2005 reached a record $19.1 million. This represents a 14% increase from the third quarter of 2004. It was $600,000 above the Company's forecast of $18.5 million.

Operating income for the third quarter of 2005 increased to $3.2 million. That compares with $881,000 in the 2004 third quarter.

Net income for the 2005 third quarter more than doubled to a record $3.9 million or $0.18 per diluted share, compared with $1.4 million or $0.07 per diluted share reported in the 2004 third quarter. The Company had forecast that net income would be $3.4 million or $0.15 per diluted share.

Business Unit revenues for the third quarter of 2005 consisted of $13.5 million in Networking Business Unit (NBU) sales and $5.6 million in Technology Business Unit (TBU) sales, representing increases of 19% and 4%, respectively, over the third quarter of 2004.

For the first nine months of 2005, revenues were $52.8 million, operating income was $7.3 million and net income was $9.3 million or $0.42 per diluted share. For the first nine months of 2004, revenues were $46.7 million, operating income was $1.9 million and net income was $3.2 million or $0.15 per share.

The Company ended the third quarter of 2005 with approximately $115.8 million in cash and liquid investments, an increase of $3.4 million over the 2005 second quarter, and equivalent to $5.46 per basic share. The increase reflects cash flow of $2.8 million from operations and income of $1.1 million from the exercise of options, offset by $500,000 in capital expenditures.

Gadi Tamari, Chief Executive Officer, commented: "Our third quarter revenues reached a record level and exceeded our forecast mainly because of the strong performance of our NBU in the Americas. This was driven by substantial sales in the U.S. federal market of both Click to Meet(TM) and of our hardware, and better than expected growth in sales to our channel partner Cisco.

"We made important progress in the third quarter towards one of our primary goals - expanding the potential of our Click to Meet technology by integrating it within Microsoft solutions. Click to Meet for Live Communications Server became generally available in September and we made our first shipments in the third quarter. We expect Click to Meet for Live Meeting to ship later in the current quarter."

"We had strong performance in Europe including three 3G hardware deals in the third quarter not all of which have been recognized as revenues yet. They included a large follow-on order from one of our earliest 3G customers, a significant new deal with a major cellular operator and a project with an applications services provider for an innovative pilot.

"Our TBU continued its solid performance in the quarter as well. We were pleased to see the adoption by the ITU of WNSRP, the first standard for fast-call setup on 3G-324M multimedia systems, which was strongly supported by a consortium of 3G equipment solution providers. Our TBU introduced a new version of the 3G-324M toolkit earlier this year to support WNSRP and we won an important new handset customer in APAC who chose our toolkit over the competition. We were also the editors of the standard for firewall NAT traversal that was adopted by the ITU. This standard was the first agreed to by all the leading providers in the market.

Mr. Tamari concluded: "Our strong performance this quarter is further evidence that we are executing on our plan and that it is the right one for the personal and business multimedia communications market. The video-based market continues to make important strides and we expect further growth in the fourth quarter and beyond."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects fourth quarter 2005 revenues to be approximately $20.5 million and net income to approximate $4.5 million or $0.20 per diluted share. This compares to fourth quarter 2004 revenues of $17.6 million and net income of $2.8 million or $0.13 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

Third Quarter 2005 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its third quarter 2005 results and fourth quarter outlook, today, Tuesday, November 1, 2005 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-455-9744 (International dialers can call +1-210-234-0002) by 8:45 a.m. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available in the Investor Relations section of the company's website at www.radvision.com and archived on the site until the next quarter. Simply point to Corporate Information and click on Investors.

A PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2005 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on November 1st and will be archived on the website until the end of the fourth quarter. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on November 8th. To access the replay, please dial 1-866-465-2115 (International dialers can call +1-203-369-1432).

About RADVISION

RADVISION Ltd. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information, please visit our website at www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                 RADVISION LTD.
                        Consolidated Statements of Income
               (U.S. Dollars in thousands, except per share data)

                      Three months ended         Nine months ended
                         September 30,             September 30,
                   ------------------------- -------------------------
                      2005         2004         2005          2004
                   -----------  -----------  -----------  ------------
                                        Unaudited
                   ---------------------------------------------------

Revenues            $   19,089  $    16,708  $    52,842  $    46,675
Cost of revenues         3,401        3,426        9,280        9,921
                    ----------  -----------  -----------  -----------

Gross profit            15,688       13,282       43,562       36,754
                    ----------  -----------  -----------  -----------

Operating costs
  and expenses:
 Research and
  development            5,171        4,883       14,880       12,945
 Marketing and
  selling                6,165        6,305       17,928       18,270
 General and
  administrative         1,165        1,213        3,476        3,663
                    ----------  -----------  -----------  -----------
Total operating
 costs and expenses     12,501       12,401       36,284       34,878
                    ----------  -----------  -----------  -----------

Operating profit         3,187          881        7,278        1,876
Financial income,
 net                       774          500        2,103        1,344
                    ----------  -----------  -----------  -----------
Income before taxes      3,961        1,381        9,381        3,220
Taxes on income             11            -           41            -
                    ----------  -----------  -----------  -----------

Net income          $    3,950  $     1,381  $     9,340  $     3,220
                    ==========  ===========  ===========  ===========

Basic net earnings
 per Ordinary share $     0.19  $      0.07  $      0.45  $      0.16
                    ==========  ===========  ===========  ===========

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Basic 21,220,854   19,853,872   20,976,682   19,682,936
                    ==========  ===========  ===========  ===========
Diluted net earnings
 per Ordinary share $     0.18  $      0.07  $      0.42  $      0.15
                    ==========  ===========  ===========  ===========

Weighted Average
 Number of Shares
 Outstanding During
 the Period -
 Diluted            22,065,259   21,149,001   22,039,798   21,372,063
                    ==========  ===========  ===========  ===========

                                 RADVISION LTD.
                           Consolidated Balance Sheet
                      (U.S. Dollars in thousands)

                                           September 30,  December 31,
                                               2005           2004
                                            (Unaudited) (Audited)
                                           -------------  ------------
Assets
Cash and cash equivalents (* see below)     $    23,453   $    20,206
Short-term securities and bank deposits
 (* see below)                                   64,655        51,411
Trade receivables, net                           13,740        10,063
Other receivables                                 3,843         3,900
Inventories                                       1,817         1,220
                                            -----------   ------------
Total current assets                            107,508        86,800
                                            -----------   ------------

Severance pay fund                                2,790         2,733
Long-term securities and bank deposits
 (* see below)                                   27,683        38,749
                                            -----------   ------------
Total long-term assets                           30,473        41,482
                                            -----------   ------------
Property and Equipment
Cost                                             16,135        14,584
Less accumulated depreciation                    12,967        11,937
                                            -----------   ------------
                                                  3,168         2,647
                                            -----------   ------------

Other assets, net                                 6,834           953
                                            -----------   ------------

Total Assets                                    147,983       131,882
                                            ===========   ============


Liabilities and Equity
Trade payable                                     2,988         1,939
Other payables and accrued expenses              19,791        19,466
                                            -----------   ------------
Current liabilities                              22,779        21,405
                                            -----------   ------------

Accrued severance pay                             3,706         3,701
                                            -----------   ------------

Total liabilities                                26,485        25,106
                                            -----------   ------------

Shareholders' Equity
Share capital                                       207           196
Additional paid in capital                      112,638       107,267
Accumulated deficit                               8,653          (687)
                                            -----------   ------------
Total shareholders' equity                      121,498       106,776
                                            -----------   ------------

Total Liabilities and Shareholders'
 Equity                                         147,983       131,882
                                            ===========   ============

(*)Total cash and liquid investments            115,791       110,366
                                            ===========   ============

-----------------

Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                     (Registrant)



                                By /s/Arnold Taragin
                                   -----------------
                                   Arnold Taragin
                                   Corporate Vice President and General Counsel



Date:  November 1, 2005